UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Completion of Share Exchange

I. Timeline

The comprehensive share exchange (the “Share Exchange”) between SK Telecom Co., Ltd. (the “Company” or “SK Telecom”) and SK Broadband Co., Ltd. (“SK Broadband”) was carried out in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”), Article 176-6 of the Enforcement Decree of the FSCMA and Articles 360-2 through 360-14 of the Korean Commercial Code (the “KCC”).

As a result of the Share Exchange, SK Telecom has become the sole parent company of SK Broadband, and SK Broadband has become a wholly-owned subsidiary of SK Telecom.

Classification		SK Telecom	SK Broadband
Date of resolution by the board of directors		March 26, 2026	March 26, 2026
Date of share exchange agreement		March 27, 2026	March 27, 2026
Record date of shareholders		April 10, 2026	April 10, 2026
Period for notification of intent to dissent from share exchange	From	April 10, 2026	April 10, 2026
	To	April 24, 2026	April 24, 2026
Date of approval by the board of directors or general meeting of shareholders for the share exchange		April 27, 2026	April 27, 2026
Date of notice or announcement of invalidation of share certificates of the company becoming a wholly-owned subsidiary		—	April 27, 2026
Appraisal rights exercise period	From	—	April 27, 2026
	To	—	May 18, 2026
Payment date for appraisal rights		—	May 26, 2026
Old share certificate submission period	From	—	April 27, 2026
	To	—	May 27, 2026
Date of share exchange		May 29, 2026	May 29, 2026
Expected date of cash consideration payment		June 8, 2026	—

Notes:

(1)

The dates set forth above that fall after the date of filing of this report are expected dates and may be changed by the representative director, as authorized by the board of directors and the share exchange agreement, pursuant to consultations with, or review by, the relevant authorities or by agreement between the contracting parties.

(2)

The cash consideration to be paid by SK Telecom in connection with the Share Exchange is expected to be paid to shareholders of SK Broadband by way of bank transfer. The expected date of payment of cash consideration set forth above may be changed pursuant to consultations with the relevant authorities.

II. Changes in Major Shareholder Ownership

1. Changes in Major Shareholder Ownership Before and After the Share Exchange

Classification	Before the Share Exchange		After the Share Exchange
	SK Telecom	SK Broadband	SK Telecom	SK Broadband
Largest shareholder	SK Inc.	SK Telecom	SK Inc.	SK Telecom
Number of shares held by largest shareholder	65,668,397	398,595,779	65,668,397	401,634,869
Ownership percentage of largest shareholder (%)	30.57	99.24	30.57	100.00

Note: As the Share Exchange involves the payment of cash in lieu of issuing new shares, at Won 15,032 per common share of SK Broadband, there is no change in the total number of issued shares of SK Telecom before and after the Share Exchange.

III. Exercise of Appraisal Rights

1. Appraisal Price and Determination Method

A. SK Telecom Common Shares

As the Share Exchange was carried out as a small-scale share exchange in accordance with Article 360-10 of the KCC, appraisal rights were not granted to shareholders of SK Telecom.

B. SK Broadband Common Shares

Appraisal Price Proposed by SK Broadband for Negotiation Purposes	Won 15,032 (per common share)
Calculation Basis	Calculated in accordance with Article 176-5 of the Enforcement Decree of the FSCMA, Article 5-13 of the Regulations on the Issuance and Disclosure of Securities, and Articles 4 through 6 of the Enforcement Rules thereof.

Applicable Procedures If Appraisal Price Is Not Agreed Upon	The appraisal price shall be determined in accordance with the above provisions, and, if either SK Broadband or a shareholder who requested the purchase disagrees with such price, such party may petition the court for a determination of the purchase price.

Note: If shareholders who object to the above purchase price apply to the Financial Services Commission for mediation or petition the court for a determination of the purchase price, any such mediation application or determination petition will not affect the progress of the Share Exchange itself, and the amount mediated or determined through such mediation application or determination petition will be effective only in relation to the shareholders who filed such application or petition.

2. Details of Exercise of Appraisal Rights

A. SK Telecom

As the Share Exchange was carried out as a small-scale share exchange in accordance with Article 360-10 of the KCC, appraisal rights were not granted to shareholders of SK Telecom. The number of shareholders who submitted notices of dissent and the number of shares held by such shareholders were 5,831 shareholders and 751,866 shares (representing 0.35% of the total issued shares of SK Telecom), respectively.

B. SK Broadband

Company	Appraisal Price	Appraisal Period	Number of Shares	Purchase Amount	Purchase Date	Source of Funds
SK Broadband	Won 15,032 (per common share)	April 27, 2026 – May 18, 2026	27,408 shares	Won 411,997,056	May 26, 2026	Internal funds

3. Treatment of Shares Acquired Through Exercise of Appraisal Rights

All shares acquired by SK Broadband as a result of the exercise of appraisal rights were cancelled in their entirety pursuant to a resolution of the board of directors adopted on May 27, 2026.

IV. Creditor Protection

Not applicable.

V. Related Litigation

As of the date of the Share Exchange, no litigation has been filed that could affect the validity of the Share Exchange.

VI. Matters Relating to Issuance of New Shares

As the Share Exchange involves the payment of cash consideration in lieu of issuing new shares, there are no matters to report regarding issuance of new shares.

VII. Summary Financial Information Before and After the Share Exchange

A. SK Telecom

(Unit: in millions of Won)

	Before the Share Exchange	After the Share Exchange
Assets
Current Assets	5,027,178	4,981,494
Non-Current Assets	19,713,222	19,758,906
Total Assets	24,740,400	24,740,400
Liabilities
Current Liabilities	4,509,974	4,509,974
Non-Current Liabilities	7,861,485	7,861,485
Total Liabilities	12,371,459	12,371,459
Equity
Share Capital	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(6,247,105)	(6,247,105)
Retained Earnings	17,211,460	17,211,460
Reserves	1,374,093	1,374,093
Total Equity	12,368,941	12,368,941
Total Liabilities and Equity	24,740,400	24,740,400

Notes:

(1)	The pre-exchange statement of financial position is based on the separate financial statements as of March 31, 2026.
(2)

SK Telecom acquired 3,039,090 common shares of SK Broadband through the Share Exchange and intends to pay cash consideration of Won 15,032 per share to the relevant shareholders. The post-exchange statement of financial position reflects the shares of SK Broadband acquired by SK Telecom through the Share Exchange at their acquisition price (Won 15,032 per share in cash).

(3)

The post-exchange statement of financial position reflects only the increase in SK Telecom’s equity interest in SK Broadband resulting from the Share Exchange and does not include any items that are currently difficult to estimate.

(4)	The above information has been prepared on a preliminary basis and may differ from the actual post-exchange statement of financial position prepared in accordance with applicable accounting standards.

B. SK Broadband

(Unit: in millions of Won)

	Before the Share Exchange	After the Share Exchange
Assets
Current Assets	1,678,670	1,678,258
Non-Current Assets	5,360,675	5,360,675
Total Assets	7,039,345	7,038,933
Liabilities
Current Liabilities	1,368,410	1,368,410
Non-Current Liabilities	2,784,882	2,784,882
Total Liabilities	4,153,292	4,153,292
Equity
Share Capital	2,010,227	2,010,227
Capital Surplus (Deficit) and Other Capital Adjustments	487,226	487,226
Retained Earnings	386,102	385,690
Reserves	2,498	2,498
Total Equity	2,886,053	2,885,641
Total Liabilities and Equity	7,039,345	7,038,933

Notes:

(1)	The pre-exchange statement of financial position is based on the separate financial statements as of March 31, 2026.
(2)

As a result of the exercise of appraisal rights by shareholders of SK Broadband, appraisal rights were exercised with respect to 27,408 common shares, and cash consideration of Won 15,032 per share was paid. All shares acquired by SK Broadband as a result of the exercise of appraisal rights were cancelled in their entirety pursuant to a resolution of the board of directors adopted on May 27, 2026. The post-exchange statement of financial position reflects the results of the exercise of appraisal rights and the cancellation of 27,408 treasury shares acquired through the exercise of appraisal rights.

(4)	The above information has been prepared on a preliminary basis and may differ from the actual post-exchange statement of financial position prepared in accordance with applicable accounting standards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: May 29, 2026